UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*
CrossAmerica Partners LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
22758A105
(CUSIP Number)
Gérard J. Sonnier Senior Vice President, General Counsel and Corporate Secretary CST Brands, Inc. One Valero Way, Building D, Suite 200 San Antonio, TX 78249 (210) 692-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2016
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST Brands, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,786,897(1)(2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,348,368(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,786,897(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.48%(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents (a) 6,010,270 common units representing limited partner interests (“Common Units”), or approximately 18.1% of the outstanding Common Units of CrossAmerica Partners LP (“CrossAmerica”), held by CST Services LLC (“CST Services”), an indirect wholly owned subsidiary of CST Brands, Inc. (“CST”); (b) 338,018 Common Units, or approximately 1.02% of the outstanding Common Units of CrossAmerica, held by CST Diamond Holdings LLC (“CST Diamond”), an indirect wholly owned subsidiary of CST; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock Stations, Inc. (“CST Shamrock”), an indirect wholly owned subsidiary of CST; (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona Stations, Inc. (“CST Arizona”), an indirect wholly owned subsidiary of CST; and (e) (i) 7,438,529 Common Units, or approximately 22.38% of the outstanding Common Units of CrossAmerica, held by Joseph V. Topper, Jr., Mr. Topper’s spouse and certain entities wholly owned and managed, either directly or indirectly, by Mr. Topper (collectively, the “Topper Subs”). Represents the fact that (A) CST, CST USA Inc. (“CST USA”) and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (B)

CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (C) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; (D) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona; and (E) CST holds shared voting power over the Common Units held by the Topper Subs.

(2)
Beneficial ownership of the Common Units held by the Topper Subs is being reported hereunder solely because CST may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with certain of the Topper Subs as described in Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 27, 2015. Neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of any of the Common Units held by the Topper Subs for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)
Represents (a) 6,010,270 Common Units, or approximately 18.1% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 1.02% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.

(4)	Based on 33,237,284 Common Units outstanding as of March 31, 2016.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST USA Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,348,368 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,348,368 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,348,368 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents (a) 6,010,270 Common Units, or approximately 18.1% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 1.02% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.

(2)	Based on 33,237,284 Common Units outstanding as of March 31, 2016.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,348,368 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,348,368 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,348,368 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents (a) 6,010,270 Common Units, or approximately 18.1% of the outstanding Common Units in CrossAmerica, held directly by CST Services; (b) 338,018 Common Units, or approximately 1.02% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units , or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.

(2)	Based on 33,237,284 Common Units outstanding as of March 31, 2016.

ITEM 1.     Security and Issuer.
This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common units representing limited partner interests (“Common Units”) in CrossAmerica Partners LP, a Delaware limited partnership (“CrossAmerica”). The address of the principal executive offices of CrossAmerica is 515 Hamilton Street, Suite 200, Allentown, Pennsylvania 18101.
ITEM 2.     Identity and Background.
The information contained in Item 2 of Amendment No. 4 to Schedule 13D filed with the SEC on October 27, 2015 (“Amendment No. 4”) is hereby incorporated by reference.
ITEM 3.     Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of Amendment No. 4 is hereby amended and supplemented by adding the following information:
Management Fee Payment
On March 31, 2016, CrossAmerica issued 145,137 Common Units to CST Services as payment for the management fee amounts incurred for the three months ended December 31, 2015 under the terms of the Amended Omnibus Agreement.

CST Brands, Inc. Purchase Program of CrossAmerica Common Units
Since October 27, 2015, CST Services, funded from available cash on hand, purchased 431,677 Common Units from October 26, 2015 to March 31, 2016 as follows:

Date	Number of Common Units	Avg. Weighted Price/Share	Type of Transaction
10/26/2015	20,000	$24.9628	Open market purchase
10/27/2015	20,000	$23.9955	Open market purchase
10/28/2015	17,102	$24.2703	Open market purchase
10/29/2015	14,505	$25.1171	Open market purchase
10/30/2015	10,000	$25.3892	Open market purchase
11/02/2015	10,000	$25.4113	Open market purchase
11/03/2015	10,000	$25.7950	Open market purchase
11/04/2015	10,000	$26.9298	Open market purchase
11/05/2015	10,000	$26.7994	Open market purchase
11/06/2015	9,500	$26.6341	Open market purchase
11/09/2015	10,000	$26.5107	Open market purchase
11/10/2015	10,000	$26.1910	Open market purchase
11/11/2015	10,786	$25.4362	Open market purchase
11/12/2015	17,751	$25.0350	Open market purchase
11/13/2015	19,800	$24.9162	Open market purchase
11/16/2015	18,200	$24.6783	Open market purchase
11/17/2015	18,600	$24.6330	Open market purchase
11/18/2015	18,600	$24.7802	Open market purchase
11/19/2015	18,600	$24.5210	Open market purchase
11/20/2015	18,600	$24.4519	Open market purchase
11/23/2015	20,000	$24.0791	Open market purchase
11/24/2015	20,000	$24.3438	Open market purchase
11/25/2015	20,000	$24.2622	Open market purchase
11/27/2015	20,000	$24.7784	Open market purchase
11/30/2015	19,633	$24.6882	Open market purchase
12/01/2015	20,000	$24.5242	Open market purchase
12/02/2015	20,000	$24.2340	Open market purchase
CST Services plans to purchase additional Common Units pursuant to the Rule 10b5-1 trading plan in the public market, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some Common Units, or take other lawful action deemed to be in CST’s best interests.
CrossAmerica Common Units Owned by the Topper Subs
Conversion of Subordinated Units
On January 29, 2016, the Board of Directors of the General Partner, pursuant to duly ratified resolutions, determined that the financial tests contained in the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 30, 2012, as amended, with respect to the conversion of the Subordinated Units representing limited partner interests in the Partnership were met with respect to the three consecutive four quarter periods ended December 31, 2015 and, as a result, on February 25, 2016 all 7,525,000 outstanding Subordinated Units automatically converted into Common Units on a one-for-one basis (the “Conversion”). Joseph V. Topper, Jr.,

Mr. Topper’s spouse and certain entities wholly owned and managed, either directly or indirectly, by Mr. Topper (collectively, the “Topper Subs”) collectively owned 6,786,499 Subordinated Units and therefore received 6,786,499 Common Units as a result of the Conversion. Pursuant to the terms of the Voting Agreement (filed as Exhibit D hereto), the 6,786,499 Common units acquired by the Topper Subs as a result of the Conversion are subject to the Voting Agreement.
ITEM 4.     Purpose of the Transaction.
The information set forth in Item 3 is incorporated herein by reference.
(a) See Item 3.
(b) N/A
(c) N/A
(d) N/A
(e) N/A.
(f) N/A.
(g) N/A.
(h) N/A.
(i) N/A.
(j) Other than as described above, each of CST, CST USA and CST Services currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Amendment No. 5.
ITEM 5.     Interest in Securities of the Issuer.
(a)-(b) Beneficial ownership of the Common Units referred to herein is being reported hereunder because (i) CST Services directly holds 6,010,270 Common Units, representing approximately 18.1% of the outstanding Common Units of CrossAmerica, (ii) CST and CST USA may be deemed to beneficially hold 6,010,270 Common Units held by CST Services, (iii) CST, CST USA and CST Services may be deemed to beneficially hold 338,018 Common Units held by CST Diamond, representing approximately 1.02% of the outstanding Common Units of CrossAmerica, 40 Common Units held by CST Shamrock, representing 0.00012% of the outstanding Common units of CrossAmerica, and 40 Common Units held by CST Arizona, representing 0.00012% of the outstanding Common units of CrossAmerica, and (iv) as a result of the Voting Agreement, CST may be deemed to beneficially hold 7,438,529 Common Units, representing approximately 22.38% of the outstanding Common Units held by the Topper Subs. Neither CST nor CST USA directly owns any Common Units of CrossAmerica.
In the aggregate, as of March 31, 2016, (i) CST, CST USA and CST Services hold shared voting and dispositive power to vote or dispose of 6,348,368 Common Units held by CST Services, CST Diamond, CST Shamrock and CST Arizona and (ii) CST holds shared voting power to vote or direct the vote of 13,786,897 Common Units, which together represent an aggregate of approximately 41.48% of the outstanding Common Units of CrossAmerica. Neither CST USA nor CST Services holds voting or dispositive power over the Common Units held by the Topper Subs.
Pursuant to Rule 13d-4 of the Act, however, CST expressly declares that neither the filing of this Amendment No. 5 nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of any of the Common Units held by the Topper Subs and referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Amendment No. 5, each of CST, CST USA and CST Services does not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, each of its executive officers and directors does not, beneficially own any Common Units of CrossAmerica.

•	Kimberly S. Lubel, Chief Executive Officer and President of CST, CST USA and CST Services owns 5,600 Common Units, representing 0.0002% of the outstanding Common Units of CrossAmerica

•	Charles H. Adams, President – Retail Operations of CST and Senior Vice President of CST USA owns 1,000 Common Units, representing 0.00003% of the outstanding Common Units of CrossAmerica

•
Anthony P. Bartys, Senior Vice President and Chief Operating Officer of CST and CST Services and Senior Vice President of CST USA owns 500 Common Units, representing 0.00002% of the outstanding Common Units of CrossAmerica

(c) Except as otherwise disclosed herein, each of CST, CST USA and CST Services has not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, each of the persons listed in Schedule I hereto has not, effected any transaction in Common Units of CrossAmerica during the past 60 days, except as disclosed herein.
(d) N/A.
(e) N/A.
ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.
Other than as described in this Amendment No. 5, to the knowledge of CST, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CrossAmerica, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica) (filed as Exhibit 3.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 30, 2012 and incorporated herein in its entirety by reference).

Exhibit B
First Amendment to First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, dated as of October 1, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit C
Second Amendment to First Amended and Restated Agreement of Limited Partnership of CrossAmerica Partners LP, dated as of December 3, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on December 9, 2014 and incorporated herein in its entirety by reference).

Exhibit D
Voting Agreement, dated as of October 1, 2014, by and between CST Brands, Inc., Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper Sr. and Lehigh Gas Corporation (filed as Exhibit 10.4 to CrossAmerica’s Current Report on Form 8-K. (File No. 001‑35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Contribution Agreement, dated as of December 16, 2014, by and among, CST Brands, Inc., CST Services LLC and CrossAmerica Partners LP.
Exhibit F
Joint Filing Agreement, dated as of January 9, 2015, by and among CST Brands, Inc., CST USA Inc. and CST Services LLC (filed as Exhibit 99.D to CST’s Amendment No. 1 to Schedule 13D filed on January 9, 2015 and incorporated herein in its entirety by reference).

Exhibit G
Fuel Supply Contribution Agreement, dated as of June 15, 2015, by and among CST Brands, Inc., CST Services LLC and CrossAmerica Partners LP (filed as Exhibit 2.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on June 15, 2015 and incorporated herein in its entirety by reference).

Exhibit H
Real Estate Contribution Agreement, dated as of June 15, 2015, by and among CST Brands, Inc., CST Diamond Holdings LLC, Big Diamond, LLC, Skipper Beverage Company, LLC, CST Shamrock Stations, Inc., CST Arizona Stations, Inc., CrossAmerica Partners LP and Lehigh Gas Wholesale Services, Inc. (filed as Exhibit 2.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on June 15, 2015 and incorporated herein in its entirety by reference).

Exhibit I
Amended and Restated Omnibus Agreement dated as of October 1, 2014, by and among Lehigh Gas Partners LP, Lehigh Gas GP LLC, Lehigh Gas Corporation, CST Services, LLC, Lehigh Gas-Ohio, LLC and, for limited purposes, Joseph V. Topper, Jr. (filed as Exhibit 10.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit J
Unit Purchase Plan Engagement Agreement, dated September 18, 2015, between CST Services, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (excluding Annex A) (filed as Exhibit 99.J to CrossAmerica’s Amendment No. 3 to Schedule 13D filed on October 2, 2015 and incorporated herein in its entirety by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    April 25, 2016

CST BRANDS, INC. By: /s/ Gérard J. Sonnier Gérard J. Sonnier Senior Vice President, General Counsel and Corporate Secretary

CST USA INC.

By: /s/ Gérard J. Sonnier
    Gérard J. Sonnier
        Senior Vice President, General Counsel and Corporate Secretary

CST SERVICES LLC

By:   /s/ Gérard J. Sonnier
    Gérard J. Sonnier
        Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE I
EXECUTIVE OFFICERS OF CST BRANDS, INC.
AS OF MARCH 31, 2016

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chairman of the Board, Chief Executive Officer and President
Clayton E. Killinger	Executive Vice President and Chief Financial Officer
Charles H. (Hal) Adams	President, Retail Operations
Anthony P. Bartys	Senior Vice President and Chief Operating Officer
Gérard J. Sonnier	Senior Vice President, General Counsel and Corporate Secretary
Tammy V. Floyd	Vice President and Controller
All individuals named in the above table are employed by CST Services LLC, a wholly owned subsidiary of CST USA, Inc., which in turn is a wholly owned subsidiary of CST Brands, Inc. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.

DIRECTORS OF CST BRANDS, INC.
AS OF MARCH 31, 2016

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Chairman of the Board, Chief Executive Officer and President	Not applicable.
Alan Schoenbaum	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Lead Director	Co-Founder BuildGroup
Donna M. Boles	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Roger G. Burton	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Roger G. Burton, CPA
Ruben M. Escobedo	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Denise Incandela	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	President of Digital and Global Ecommerce Ralph Lauren Corporation
Rocky B. Dewbre	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Thomas W. Dickson	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Joseph E. Reece	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	President and Founder of Helena Capital
Stephen A. Smith	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Executive Vice President and Chief Financial Officer Jackman Reinvention Inc.
Joseph V. Topper, Jr.	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Chief Executive Officer Dunne Manning, Inc.
Michael H. Wargotz	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Chairman Axcess Ventures

OFFICERS OF CST USA INC.
AS OF MARCH 31, 2016

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chief Executive Officer and President
Clayton E. Killinger	Executive Vice President and Chief Financial Officer
Charles H. (Hal) Adams	Senior Vice President
Anthony P. Bartys	Senior Vice President
Gérard J. Sonnier	Senior Vice President, General Counsel and Corporate Secretary
Tammy V. Floyd	Vice President and Controller
All individuals named in the above table are employed by CST Services LLC, a wholly owned subsidiary of CST USA, Inc., which in turn is a wholly owned subsidiary of CST Brands, Inc. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.
SOLE DIRECTOR OF CST USA INC.
AS OF MARCH 31, 2016

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Chief Executive Officer and President	Not applicable.
OFFICERS OF CST SERVICES LLC
AS OF MARCH 31, 2016

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chief Executive Officer and President
Clayton E. Killinger	Executive Vice President and Chief Financial Officer
Anthony P. Bartys	Senior Vice President
Gérard J. Sonnier	Senior Vice President, General Counsel and Corporate Secretary
Tammy V. Floyd	Vice President and Controller
All individuals named in the above table are employed by CST Services LLC. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.
SOLE MANAGER OF CST SERVICES LLC
AS OF MARCH 31, 2016

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Sole Manager, Chief Executive Officer and President	Not applicable.